00:00:11
Jeff: Hey everybody, it's Jeff and Paul, cofounders of Legion M coming at you from the Legion M Caddy. We just want to take a second to tell you how excited we are about what we're doing, and how excited that for the first time in history, people like you have a chance to be a part of it.

00:00:24
Paul: But we also want to point out that there's risk involved. And so before you make the investment, we just want to make sure you understand what you're getting into.

00:00:32
Jeff: Early stage investing is all about risk versus reward. You're getting in on the very ground floor with Legion M which means that there's a ton of potential upside. We like to think that it's like investing in Walt Disney Studios back when it was just Walt and Roy.

00:00:46
Paul: But there's also some downside, right? So it could end up being more like an investment in Pets.com, or Webvan, or Jellycloud.

Jeff: Jellycloud? What is Jellycloud?

Paul: You don't know Jellycloud?

Jeff: I'm not on Jellycloud.

Paul: Ah.

00:01:00
Jeff: The point is, statistically, most startup companies fail. And so it's not a place to put your retirement savings or your college funds.

Paul: I mean—we want your kids to go to college!

Jeff: We definitely want your kids to go to college!

00:01:13
Jeff: Our advice to anyone considering investing in Legion M, or any startup company for that matter, is that if you can't afford to lose your entire investment, don't write the check.

Paul: Or write a smaller check.

00:01:25
Jeff: Exactly, because if you are willing to bear some risk and you do want to swing for the fences, we're investing our money, our jobs, and our careers on the fact that we can make this a successful company.

00:01:38
Paul: And we can promise you that we're going to do everything we can to make this the best investment you ever made, and also to hopefully have some fun with it.

00:01:47
Jeff: So, if after listening to all this, you're all in and you're still interested... join us, come on in, it's going to be a hell of a ride!

Paul: Let's do this!

00:02:10
Jeff: Oh, hi. I didn't see you there.

00:02:13
Jeff: It's like investing in Disney back when –

Paul: [LAUGHS]

Jeff: What?

Paul: Look at this place. We are driving through a nuclear wasteland.

Jeff: We –

00:02:23
Jeff: There's plenty of room in the caddy. Back with the Emmy award. Which we neglected to mention.

Paul: That's right.

00:02:34
[TEXT ON SCREEN] JoinLegionM.com